 Exhibit 99.2

March 28, 2016

VIA EMAIL (COLLTA@COOLEY.COM)

Tom Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

Re:	AmpliPhi Biosciences Corporation

Dear Mr. Coll:

We understand that there is a Board of Directors' Meeting scheduled for later today at which AmpliPhi Biosciences Corporation's ("AmpliPhi's" or the "Company's") Form 10-K will be discussed and possibly approved for filing. We have reviewed the draft Form 10-K and offer the following observations that we ask that you share with the Board. Overall, like the proposed risk factor addressed in my letter of March 15 to you, the draft Form 10-K contains materially false and misleading statements concerning the ability of the Company to force a conversion of the Series B shares.

It is apparent that the Company has attempted to dodge liability by couching its position regarding the ability of the Company to force a conversion of the Series B shares as a statement of belief or opinion. This gambit will not work.

Under the Federal Securities Laws, a statement of belief contains at least three implicit factual assertions: (1) that the statement is genuinely believed; (2) that there is a reasonable basis for that belief; and (3) that the speaker is not aware of any undisclosed facts tending to seriously undermine the accuracy of the statement. A statement of belief may be actionable to the extent that any one of these implied factual assertions is inaccurate. The statements in the Form 10-K are actionable under this analysis.

The plain language of clause (i) of Section 4.4.4(b) undermines the accuracy of the Company's "disagreement" with the interpretation of the clause. A plain reading of the clause shows that the Company cannot automatically convert the Series B shares through an underwritten public offering. This is explained in my previous letter to you.

Moreover, it is not enough to merely quote the language of Section 4.4.4(b) and leave it to the Company's stockholders and potential purchasers of the Company's stock to figure out why the Company contends there is a dispute. For example, since the language shows that the Company cannot satisfy the condition that "upon the closing of which [i.e., the offering,] the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market" — because the stock is already listed — the belief that the Company disagrees with the interpretation of clause (i) cannot be "genuinely believed" and, at a minimum, there cannot be a "reasonable basis for that belief."

Likewise, the Company's position that the language of clause (i) and, in particular, the language concerning the minimum price per share for a public offering are ambiguous, is similarly actionable. The clause requires "a price per share to the public of at least the Series B Stated Value (subject to adjustment in the event of any ... stock split . .)." There is nothing ambiguous about this language. The statement that it is ambiguous also cannot be genuinely believed and lacks a reasonable basis.

Further, the Form 10-K's singular focus on Third Security, Randal J. Kirk, and Julian Kirk is also materially misleading. As admitted in the Form 10-K, NRM is a holder of only 28.5% of the Series B shares. The Form 10-K says nothing about the positions of the other 71.5% of the Series B shareholders.

Other Series B shareholders obviously must adhere to a plain reading of Section 4.4.4(b) just as NRM. Otherwise, they could force a conversion to common shares under clause (ii) of Section 4.4.4(b) because, collectively, they own more than the requisite two-thirds of the Series B shares. The Company's focus on NRM and its affiliates, and the omission of the views of the other Series B shareholders, also renders the draft Form 10-K materially misleading.

Please keep in mind that while a shareholder would be required to provide evidence of the lack of a genuine belief, reasonable basis or the Company's (Management's and the Board's) awareness of undisclosed facts tending to seriously undermine the accuracy of the statement — only one of which needs to be proved to prevail — such a claim will survive a motion to dismiss and summary judgment.

Since the Company seems determined to publish materially misleading statements about the Series B Preferred Shareholder rights, NRM intends to file an amendment to its Schedule 13D to make its position clear. So that the filing does not come as a surprise to the Company and the members of the Board other than Julian Kirk, a copy of NRM's draft Schedule 13D/A is attached.

Very truly yours,

DLA Piper LLP (US)

Robert W. Brownlie

Partner

Admitted to practice in California RWB

cc:	Mr. Julian Kirk
Tad Fisher, Esq.
Mike Hird, Esq.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes.

Based on the recent conduct of Management and the members of the Company’s Board of Directors (other than Julian Kirk), the Reporting Persons are reexamining their relationship with and investment in the Company. On March __, 2016, the Company filed with the United States Securities and Exchange Commission its annual report on Form 10-K. In the Form 10-K, the Company represented it has a dispute with the Reporting Persons regarding the interpretation of Section 4.4.4(b) of Article 4 of the Company’s Amended and Restated Articles of Incorporation and the Company’s ability to automatically convert the Shares of Series B Preferred into Common Shares under clause (i) Section 4.4.4(b). Before the Company filed the Form 10-K, the Reporting Persons informed the Company, in writing, that the Company’s representations in the Form 10-K regarding the alleged dispute are materially misleading for the following reasons.

Clause (i) of Section 4.4.4(b) provides, in relevant part, that the Series B shares are convertible into Common Shares:

upon the closing of an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions) and a price per share to the public of at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) upon the closing of which the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market[.]

In the Form 10-K, the Company represents that this language in Section 4.4.4(b) is ambiguous. But, the Company fails to explain why it believes Section 4.4.4(b) is ambiguous.

The Company also represents in the Form 10-K that “We believe that at such time as we consummate our first underwritten public offering that otherwise meets the specified parameters for a Qualified Public Offering set forth in Section 4.4.4(b)(i) of our Amended and Restated Articles of Incorporation, the Series B Preferred should automatically convert into Common Shares.” The Company offers no support in its Form 10-K for this conclusion.

A reading of the plain language of clause (i) of Section 4.4.4(b) shows that it establishes three conditions that must be met to perfect the Company’s automatic conversion right. First, there must be “an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions).” Second, the “price per share to the public [must be] at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares).” Third, “upon the closing of which [referring to the offering,] the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market.”

SEC Rule 12f-2(c) [17 CFR § 240.12f-2(c)] defines an “initial public offering” as follows: “An initial public offering commences at such time as is described in section 12(f)(l)(G)(ii) of the [Securities Exchange] Act [of 1934].” Section 12(f)(l)(G)(ii) of the Securities Exchange Act of 1934 [15 U.S.C.A. § 78l(f)(1)(G)(ii)] explains “an initial public offering of such security commences at the opening of trading on the day on which such security commences trading on the national securities exchange with which such security is registered.” Thus, the statutory definition of an “initial public offering” shows that an initial public offering is coincident with the commencement of trading on a national securities exchange. Consequently, a company whose common shares are publicly traded cannot conduct an “initial public offering” of common shares.

Here, the Company’s Common Shares began trading on the New York Stock Exchange’s NYSE MKT Exchange (NYSE MKT) in August 2015. Since the Company’s Common Shares are already trading on a national securities exchange, it cannot, at some point in the future, consummate an “initial public offering.” Because the Company cannot, in the future, complete an “initial public offering,” the Company, for this reason alone, cannot automatically convert its Series B Preferred Shares into Common Shares. These facts are omitted from the Form 10-K.

Automatic conversion under clause (i) of Section 4.4.4(b) also requires that the price per share of the offering must be “at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares)”. In its Form 10-K, the Company claims that this language is “ambiguous.” However, nowhere in the Form 10-K does the Company explain how or why the language is ambiguous.

The Stated Value of the Series B shares is $1.40. On August 5, 2015, the Company announced “a 1-for-50 reverse stock split.” Under the plain language of clause (i) of Section 4.4.4(b), adjusting the Stated Value of the Series B Shares for the reverse stock split increases the Stated Value of the Series B Shares to $70. Thus, in order to trigger automatic conversion under clause (i) of Section 4.4.4(b), the price per share for the underwritten initial public offering – assuming that it were even possible for the Company to conduct an “initial public offering” – must be, at least, $70 per share. These facts are omitted from the Company’s Form 10-K.

Automatic conversion also requires that “upon the closing of which [referring to the offering], the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market.” As noted above, the Company’s common shares began trading on the NYSE MKT Exchange in August 2015. Consequently, any future public offering by the Company would not result in “the shares of Common Stock of the Corporation [being] listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market.” Therefore, the Company cannot satisfy this condition without rewriting Section 4.4.4(b) to delete the clause “upon the closing of which.” These facts are omitted from the Company’s Form 10-K.

The Company’s Form 10-K singles out the Reporting Persons in this alleged dispute. As represented in the Company’s Form 10-K, the Reporting Persons hold 28.5% of the Company’s outstanding Series B Preferred Shares. The Company acknowledges in its Form 10-K that under clause (ii) of Section 4.4.4(b), automatic conversion of Series B Preferred Shares into Common Shares can result from “the election of the holders of two-thirds (2/3) of the then outstanding shares of Series B Preferred.”

Yet, the Company says nothing about the positions of the other 71.5% of the Series B shareholders. It is reasonable to infer from the Company’s silence that other Series B shareholders share the Reporting Persons’ plain language reading of Section 4.4.4(b). Otherwise, the Company would know that upon the completion of what the Company describes in the Form 10-K as an “underwritten public offering that otherwise meets the specified parameters for a Qualified Public Offering set forth in Section 4.4.4(b)(i),” the other Series B shareholders would allow the conversion of their Series B Shares into Common Shares thereby forcing an automatic conversion of the remaining Series B Shares into Common Shares under clause (ii) of Section 4.4.4(b) because, collectively, the other Series B shareholders own more than the requisite two-thirds of the Series B Shares.

Because the Company’s Form 10-K omits the material facts discussed above, Julian Kirk, a member of the Company’s Board of Directors, withheld his approval of and signature on the Form 10-K.

The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Subscription Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

At the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.